UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CannAssist International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Mark Palumbo 1548 Loch Ness Dr. Fallbrook, CA 92028 760-990-3091

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 1 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Palumbo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,800,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,800,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.67%
14		TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of CannAssist International Corp. (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

The address of the principal executive offices of the Issuer is 1548 Loch Ness Dr., Fallbrook, CA 92028.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by the following person:

(1) Mark Palumbo, a United States citizen, is the President, Secretary, Treasurer and Director of CannAssist International Corp. The principal business and office address for Mr. Palumbo is 1548 Loch Ness Dr., Fallbrook, CA 92028.

(b) Reserved.

(c) During the last five years, none of the Reporting Persons has been:

(1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

(1) The Reporting Person acquired 3,000,000 shares of Common Stock pursuant to a change in control of the Issuer discussed in Item 4(1) below. The funds to purchase were derived from the personal funds of the Reporting Person. An aggregate of $300.00 USD was paid to acquire the shares.

(2) The consideration for the acquisition of the additional shares reported herein was a stock for stock exchange pursuant to the Acquisition Agreement with Xceptor LLC dated July 12, 2018, described further in Item 4(2) below. The Reporting Person exchanged 100% of its ownership Xceptor LLC for 1,8000,000 shares of Common Stock.

Item 4.	Purpose of Transaction

(1) On June 18, 2018, the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, whereby the Issuer agreed to issue and sell an aggregate 3,000,000 shares of Common Stock at a purchase price of $0.0001 per share, for an aggregate purchase price of $300.00 USD, in connection with a change in control of the Issuer (the “Change in Control”). As part of that Change in Control, the then officers and directors of the Issuer resigned, the Issuer redeemed 20,000,000 shares of the then 20,000,000 shares of common stock outstanding. Mark Palumbo was appointed the sole officer and director of the Issuer and the Issuer issued an aggregate of 4,200,000 shares of common stock to Mr. Palumbo and a group of investors, of which 3,000,000 shares were issued to Mr. Palumbo. In addition, the Issuer changed its name to CannAssist International Corp.

The purpose of the Reporting Person’s entry into the Purchase Agreement was for the Reporting Persons to acquire control of the Issuer, reorganize the Issuer’s board of directors (the “Board”) to reduce outstanding debt, and provide capital to fund the Issuer’s immediate working capital requirements. Pursuant to the Purchase Agreement, Mr. Palumbo was appointed as President, Secretary, Treasurer and a Director of the Issuer.

(2) On July 12, 2018, the Issuer, entered into a Acquisition Agreement (the “Acquisition Agreement”), with Xceptor LLC, a Wyoming corporation (“Xceptor”), and certain shareholders of Xceptor (the “Sellers”), pursuant to which the Sellers agreed to sell, and the Company agreed to purchase, membership interests representing 100% of the total issued and outstanding equity securities of Xceptor (the “Xceptor Shares”) in exchange for an aggregate of 3,000,000 shares of the Issuer at a cost basis of $0.0001 per share (the “Acquisition”), of which 1,800,000 common stock shares were issued to Mr. Palumbo in exchange for his 60% membership interests in Xceptor. A copy of the Acquisition Agreement, as set forth in Item 7 is incorporated herein by reference.

As a result of the Acquisition, on July 12, 2018, the members of Xceptor became shareholders of the Issuer. The Reporting Persons owned the majority of the Xcepto’s Shares as well as the Issuer’s voting shares, and will continue own the majority of the Company’s voting shares following the Acquisition.

(3) The Reporting Person currently hold the shares of Common Stock reported herein for the purpose of investment and influencing management, and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Statement.

Item 5.	Interest in Securities of the Issuer

(a) The percentages set forth below and on pages 1 and 2 hereof are based on the sum of 12,410,000 shares of Common Stock issued and outstanding, as March 7, 2019, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) 4,800,000 Shares are held by Mark Palumbo, representing 38.67% of the outstanding shares of Common Stock. As such, Mr. Palumbo has the solepower to vote or to direct the vote of the Shares as well as the sole power to dispose or to direct the disposition of these Shares.

(c) Other than the acquisition of the Shares described herein, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(1) See Item 4(1) of this Statement for a description of the Purchase Agreement. Pursuant to the Purchase Agreement, the Reporting Person entered into a Subscription Agreement for Shares of the Issuer’s Common Stock as part of a Change in Control of the Issuer. The Change in Control was disclosed as part of the Issuer’s Current Report on Form 8-K, filed on June 18, 2018 and incorporated herein by reference

(2) See Item 4(2) of this Statement for a description of the Acquisition Agreement with Xceptor LLC, which closed on July 12, 2018. The Agreement Agreement previously filed with Issuer’s Current Report on Form 8-K, filed on July 12, 2018 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Acquisition Agreement dated July 12, 2018 (previously filed with the Issuer’s Current Report on Form 8-K, filed on July 12, 2018 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2019

MARK PALUMBO

/s/ Mark Palumbo Mark Palumbo